Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-372-2272
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Launches EZ TV at IBC 2007

EZ TV – Empowering LANs for Multi-Channel Video Delivery to Any Device

IBC Show – HERZLIYA, Israel, Sept. 4, 2007 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that it will mark the European lunch of its Enterprise TV solution, the EZ TV system, at IBC 2007, stand 2.249, September 7 -11,2007, Amsterdam.

EZ TV is a powerful system that turns any local area network (LAN) to a digital video delivery network. It is the ideal solution for TV Networks that need to continuously monitor both affiliates’ and competitors’ TV channels directly on employee desktops. The EZ TV is, also, well suited to meet the needs of military bases, police forces, corporate IT and government facilities seeking to distribute TV channels and locally generated video content throughout their facility, over their existing IP infrastructure. Combined with Optibase’s Media Gateway (MGW) advanced encoding and streaming platforms, EZ TV offers an effective multi-channel video distribution to PC and Mac workstations, laptops, plasma screens with IP set-top-boxes (STB) and handheld devices.

The EZ TV system is quick to set up and easy to maintain using a central web-based management system. The EZ TV system can manage streams from a variety of sources; satellite dishes, terrestrial antennas, stationary cameras, vehicles equipped with cameras and VTRs’tape content in different formats, such as high definition (HD), standard definition (SD), H.264, MPEG-4, MPEG-2 and MPEG-1

The powerful EZ TV player allows authorized users in the organization to have immediate and interactive access to all video streams displayed on 1, 4, 9 or 16 windows simultaneously. With EZ TV’s video engine, the video streams are delivered in top broadcast quality without compromising the bandwidth requirements.

“Video streaming is becoming a strategic tool for corporations, educators, government, military and other content owners looking for a new dynamic, efficient and more interactive way for organizational communication,” said Yossi Aloni, vice president of marketing at Optibase. “Optibase EZ TV is the ideal solution for enterprises seeking an advanced IPTV platform to maximize the communication potential of Internet TV in a PC environment.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.